SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Q1 05 Earnings Results

I. Performance in Q1 2005 – Consolidated Financial Data

(Unit: KRW B, Korean GAAP)

Item	Q1 05	Q4 04	Q1 04	QoQ	YoY
Quarterly Results
Revenues	2,064	1,933	2,188	6.8%	-5.7%
Operating Income	-135	2	699	—	—
Ordinary Income	-157	19	679	—	—
Net Income	-79	35	628	—	—

II. Event of Q1 2005 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Event:	Q1 05 Earnings Results

4. Date & Time:	4:30 p.m. (Korea Time) on April 11, 2005 in Korean
9:00 p.m. (Korea Time) on April 11, 2005 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- Conference room, Korea Exchange (21st floor, New building)
2) Conference call in English:
- Please refer to LG.Philips LCD Co., Ltd.’s IR homepage at
www.lgphilips-lcd.com.

6. Contact Information
1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Jaeho Park, Assistant Manager, Financing Team
(82-2-3777-1053)

3) Relevant Team:	IR team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation materials for Q1 05 Earnings Results are attached as an appendix and accessible on LG.Philips LCD Co., Ltd.’s IR homepage at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q1 05 are unaudited and unreviewed and provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US	GAAP consolidated information

(Unit: KRW B )

Item	Q1 05	Q4 04	Q1 04	QoQ	YoY
Quarterly Results
Revenues	2,064	1,933	2,188	6.8%	-5.7%
Operating Income	-126	14	708	—	—
Ordinary Income	-148	41	691	—	—
Net Income	-95	56	640	—	—

Korean	GAAP non-consolidated information

(Unit: KRW B)

Item	Q1 05	Q4 04	Q1 04	QoQ	YoY
Quarterly Results
Revenues	1,770	1,851	2,116	-4.4%	-16.4%
Operating Income	-162	-67	692	141.8%	—
Ordinary Income	-163	20	678	—	—
Net Income	-79	35	628	—	—

Attached:	1) Press Release

2) Presentation Material

LG.PHILIPS LCD REPORTS FIRST QUARTER 2005 RESULTS

SEOUL, Korea (April 11, 2005) – LG.Philips LCD (NYSE: LPL, KRX: 034220), one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended March 31, 2005. Amounts in Korean Won are translated into US dollars at the noon buying rate in effect on March 31, 2005, which was KRW 1,015.4 per US dollar

•	Sales in the first quarter of 2005 increased by 7% to KRW 2,064 billion (USD 2,033 million) from sales of KRW 1,933 billion (USD 1,904 million) in the fourth quarter of 2004. Sales decreased by 6% in the first quarter of 2005 from KRW 2,188 billion (USD 2,155 million) in the first quarter of 2004 due to decreases in panel prices. First quarter 2005 sales comparisons, from both a sequential and year-on-year perspective, were also impacted by the Korean Won appreciation against the US dollar during this period.

•	Operating income in the first quarter of 2005 decreased to a loss of KRW 135 billion (USD 133 million) from a profit of KRW 2 billion (USD 2 million) in the fourth quarter of 2004 and from a profit of KRW 699 billion (USD 688 million) in the first quarter of 2004.

•	EBITDA in the first quarter of 2005 decreased by 35% to KRW 269 billion (USD 265 million) from EBITDA of KRW 412 billion (USD 406 million) in the fourth quarter of 2004. EBITDA decreased by 72% in the first quarter of 2005 from KRW 976 billion (USD 961 million) in the first quarter of 2004.

•	Net income in the first quarter of 2005 decreased to a loss of KRW 79 billion (USD 78 million) from a net profit of KRW 35 billion (USD 34 million) in the fourth quarter of 2004 and from a net profit of KRW 628 billion (USD 618 million) in the first quarter of 2004.

“Despite challenging market conditions, we continue to execute and perform in line with our plans,” said Bon Joon Koo, CEO of LG.Philips LCD. “As a result of our ongoing, strong ramp-up of our sixth generation factory, ‘P6’, we grew our total net display area shipped by 24 percent in the first quarter sequentially. Our seventh generation TFT-LCD facility, ‘P7’, construction remains on track for mass production to begin in the first half of 2006. We continue to believe in the growth opportunities for the TFT-LCD industry, as LCDs evolve as the flat-panel of choice for HDTV content.”

First Quarter Financial Review

Revenue and Cost

Revenues decreased by 6% to KRW 2,064 billion (USD 2,033 million) in the three-month period ended March 31, 2005, from KRW 2,188 billion (USD 2,155 million) in the corresponding period of 2004 due to decreases in panel prices and the strong appreciation of the Korean Won. The effect of the overall decrease in panel prices was partially offset by an increase in the volume of large and wide panels for notebook computers, desktop monitors and TVs. The increase in volume shipments was in response to the growing market needs for large and wide flat panels, especially for large size TV panels. TFT-LCD panels for desktop monitors, notebook computers, TVs and applications accounted for 56%, 18%, 22% and 4% respectively on a revenue basis in the first quarter of 2005, compared to 53%, 27%, 15% and 5% respectively on a revenue basis in the fourth quarter of 2004.

Overall, LG.Philips LCD shipped a total of 958,000 square meters of net display area, a 24% sequential quarterly increase, with an average selling price per square meter of net display area of USD 2,085 in the first quarter of 2005. This represents a decline in the selling price per square meter of net display area of approximately 10% compared to the average of the fourth quarter of 2004, and a decline of 9% at the end of the first quarter as compared to the end of the fourth quarter of 2004.

The cost of goods sold per square meter of net display area shipped was KRW 2,177 thousand (USD 2,144) for the first quarter of 2005, down 2.3% from the fourth quarter of 2004. Total cost of goods sold increased to KRW 2,102 billion (USD 2,070 million), or 48% year-on-year and 14% compared to the fourth quarter of 2004, as a result of increased volumes shipped as well as an increase in large and wide panels, especially in the TV segment.

“While the first quarter was challenging due to the strengthening of the Korean Won and a difficult pricing environment, we did see some positive emerging trends,” said Ron Wirahadiraksa, Chief Financial Officer of LG.Philips LCD. “During this quarter, the average LCD size increased with the adoption of large and wide LCD monitors and the growing popularity of LCD TVs. To meet the increase in demand, we continue to focus on effectively using our resources to serve our customers and improve operational efficiency.”

Liquidity

As of March 31, 2005, LG.Philips LCD had KRW 1,350 billion (USD 1,330 million) of cash and cash equivalents. Total debt as of March 31, 2005, was KRW 3,030 billion (USD 2,984 million) with a net-debt-to-equity ratio of 30% compared to the 23% at the end of the fourth quarter of 2004.

During the first quarter of 2005, LG.Philips LCD issued KRW 400 billion of Korean Won-denominated fixed rate bonds. The capital raised is being used for capital expenditures.

Capital Spending

Capital expenditures, on a cash basis, in the first quarter of 2005 decreased to KRW 453 billion (USD 446 million) from KRW 473 billion (USD 466 million) in the fourth quarter of 2004, and from KRW 730 billion (USD 719 million) in the first quarter of 2004. Capital expenditures for the first quarter of 2005 were mainly used for investments in P7.

Utilization and Capacity

Total input capacity on an area basis increased approximately 13% in the first quarter of 2005 compared to the fourth quarter, due mainly to the ramp-up of P6. P6 averaged 55,000 input sheets per month for the first quarter of 2005.

Industry Outlook

The following expectations are based on current information as of April 11, 2005. The Company does not expect to update its expectations until next quarter’s earnings release. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“As we have previously stated, we expect the industry supply/demand balance will begin to stabilize and then show signs of strengthening later in the year, mainly due to the growing demand for LCD TVs,” commented Mr. Wirahadiraksa.

LG.Philips LCD expects to increase its output of net display area shipped at a double digit rate for the second quarter of 2005, compared to the first quarter of 2005, in order to meet the anticipated market growth and to satisfy customers’ needs. At the same time, due to market pricing conditions, the Company expects its ASP per square meter to decline at a single digit rate at the end of the second quarter of 2005, compared to the end of the first quarter in 2005. In terms of the EBITDA margin, the Company anticipates mid to high teens for Q2 05.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on April 11, 2005 at 4:30 p.m. Korea Standard Time on the 21st floor of the Korea Exchange (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time (8:00 a.m. EST and 1:00 p.m. GMT). The call-in number is 1566-2256 for callers in Korea and +82-2-6677-2256 for callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD website. http://www.lgphilips-lcd.com

Investors can listen to the conference call over the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the website at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 22619#.

About LG.Philips LCD

LG.Philips LCD (NYSE: LPL, KRX: 034220) is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has over 14,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
Jay Hong (Korea)	Monica Huang (USA)
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1874
Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com
Media Contacts:
Elliot Sloane (USA)	Sue Kim (Korea)
Sloane & Company	Edelman
Tel: +1-212-446-1860	Tel: + 822-2022-8239
Email: ESloane@sloanepr.com	Email: Sue.kim@edelman.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

In millions of KRW

	2005		2004
	1Q		1Q
REVENUE	2,064,046	100%	2,188,013	100%
Cost of goods sold	(2,102,015)	-102%	(1,418,002)	-65%

GROSS PROFIT	(37,969)	-2%	770,011	35%

Selling, general & administrative exp.	(96,606)	-5%	(70,965)	-3%

OPERATING INCOME	(134,575)	-7%	699,046	32%

Interest income	8,991	0%	3,936	0%
Interest expense	(20,872)	-1%	(17,513)	-1%
Foreign exchange gain (loss), net	(9,530)	0%	(11,348)	-1%
Others, net	(1,364)	0%	5,123	0%

Total other income (expense)	(22,775)	-1%	(19,802)	-1%

INCOME BEFORE TAX	(157,350)	-8%	679,244	31%

Income tax expense	78,520	4%	(51,320)	-2%

NET INCOME (LOSS)	(78,830)	-4%	627,924	29%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

In millions of KRW

	2005		2004
	31-Mar		31-Dec
ASSETS
Current assets:
Cash and cash equivalents	1,350,492	12%	1,361,239	13%
Trade accounts and notes receivable	1,098,624	10%	890,507	9%
Inventory	736,916	7%	805,288	8%
Other receivables and assets	351,035	3%	334,444	3%
Total current assets	3,537,067	32%	3,391,478	33%

Investments and other non-current assets	307,354	3%	245,632	2%
Property, plant and equipment, net	7,007,544	64%	6,528,182	63%
Other Intangible assets, net	182,626	2%	192,010	2%

Total assets	11,034,591	100%	10,357,302	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	550,652	5%	694,230	7%
Trade accounts and notes payable	612,242	6%	581,581	6%
Other payables and accrued liabilities	1,666,845	15%	1,292,453	12%

Total current liabilities	2,829,739	26%	2,568,264	25%

Long-term debt	2,478,724	22%	1,984,432	19%
Reserves for pension	42,353	0%	31,964	0%

Total liabilities	5,350,816	48%	4,584,660	44%

Common Stock & Capital surplus	2,638,850	24%	2,638,850	25%
Accumulated result	3,012,823	27%	3,091,674	30%
Capital adjustment	32,102	0%	42,118	0%

Shareholders’ equity	5,683,775	52%	5,772,642	56%

Total liabilities and shareholders’ equity	11,034,591	100%	10,357,302	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

In millions of KRW

	2005	2004
	1Q	1Q
Net Income	(78,830)	627,925
Depreciation	402,651	271,773
Amortization	11,546	11,312
Others	17,494	5,421

Operating Cash Flows	352,861	916,431
Net Change in Working Capital	(270,051)	(172,862)

Change in A/R	(210,419)	(123,847)
Change in inventory	68,373	(41,490)
Change in A/P	31,182	(5,784)
Change in others	(159,187)	(1,741)

Cash Flows from Operations	82,810	743,569
Capital Expenditures	(452,673)	(730,401)

Equipment investment	(449,822)	(745,332)
(Delivery)	(909,889)	(939,887)
(Other account payables)	460,067	194,555
Intangible asset investments	(2,161)	0
Others	(690)	14,931

Cash Flows before Financing	(369,863)	13,168
Cash Flows from Financing Activities	359,116	25,143

Net Cash Flows	(10,747)	38,311

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

In millions of KRW

	2005		2004
	1Q		1Q
REVENUE	2,064,046	100%	2,188,013	100%
Cost of goods sold	(2,090,143)	-101%	(1,411,656)	-65%

GROSS PROFIT	(26,097)	-1%	776,357	35%

Selling, general & administrative exp.	(99,409)	-5%	(68,801)	-3%

OPERATING INCOME	(125,506)	-6%	707,556	32%

Interest income	8,991	0%	3,936	0%
Interest expense	(22,820)	-1%	(17,332)	-1%
Foreign exchange gain (loss), net	(8,652)	0%	(3,731)	0%
Others, net	180	0%	550	0%

Total other income (expense)	(22,301)	-1%	(16,577)	-1%

INCOME BEFORE TAX	(147,807)	-7%	690,979	32%

Income tax expense	53,298	3%	(51,312)	-2%

NET INCOME(LOSS)	(94,509)	-5%	639,667	29%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

			In millions of KRW
	2005		2004
	31-Mar		31-Dec
ASSETS
Current assets:
Cash and cash equivalents	1,350,492	12%	1,361,239	13%
Trade accounts and notes receivable	1,098,624	10%	889,909	9%
Inventory	736,872	7%	804,117	8%
Other receivables and assets	320,980	3%	343,663	3%
Total current assets	3,506,968	32%	3,398,928	33%

Investments and other non-current assets	345,175	3%	262,160	3%
Property, plant and equipment, net	7,043,223	64%	6,563,977	64%
Other Intangible assets, net	37,711	0%	37,435	0%

Total assets	10,933,077	100%	10,262,500	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	552,293	5%	696,212	7%
Trade accounts and notes payable	612,255	6%	583,117	6%
Other payables and accrued liabilities	1,670,054	15%	1,294,755	13%

Total current liabilities	2,834,602	26%	2,574,084	25%

Long-term debt	2,488,016	23%	1,993,150	19%
Reserves for pension	42,318	0%	31,963	0%

Total liabilities	5,364,936	49%	4,599,197	45%

Common Stock & Capital surplus	2,629,477	24%	2,628,519	26%
Accumulated result	2,906,511	27%	3,001,042	29%
Capital adjustment	32,153	0%	33,742	0%

Shareholders’ equity	5,568,141	51%	5,663,303	55%

Total liabilities and shareholders’ equity	10,933,077	100%	10,262,500	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

In millions of KRW

	2005	2004
	1Q	1Q

Net Income	(94,509)	639,667
Depreciation	403,022	269,754
Amortization	1,885	1,650
Others	14,572	1,644

Operating Cash Flows	324,970	912,715
Net Change in Working Capital	(242,160)	(154,064)

Change in A/R	(276,512)	(112,165)
Change in inventory	67,245	(41,498)
Change in A/P	29,659	(6,037)
Change in others	(62,552)	5,636

Cash Flows from Operations	82,810	758,651
Capital Expenditures	(452,673)	(730,401)

Equipment investment	(448,159)	(730,453)
(Delivery)	(908,226)	(925,008)
(Other account payables)	460,067	194,555
Intangible asset investments	(2,161)	0
Others	(2,353)	52

Cash Flows before Financing	(369,863)	28,250
Cash Flows from Financing Activities	359,116	9,993

Net Cash Flows	(10,747)	38,243

- These financial statements are provided for informational purposes only

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

2005
Q1
Net Income under K GAAP	(78,830)
Total US GAAP Adjustments	(15,679)
Depreciation of property, plant and equipment	(655)
Amortization of Intellectual Property Rights	11,806
Adjustment of AR discount loss	(558)
Capitalization of financial interests	539
Inventory valuation effect of US GAAP Adjustments	(1,016)
Pension expense	974
Income tax effect of US GAAP Adjustments	(25,811)
Others	(958)

Net Income under US GAAP	(94,509)

- These financial statements are provided for informational purposes only

Q1 05 Earnings Results

April 11, 2005

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through March 31, 2005, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q105 Earnings Presentation.

Agenda

Q1 05 Earnings Results

Performance Highlights

Outlook

32”W

37”W

42”W

47”W

Paju-P7

Q1 05 Earnings Results

Q1 05 Income Statement

KRW bn Q1 05 Q4 04 Q1 04 QoQ change YoY change

Revenue

COGS

Gross profit

Operating income

EBITDA

Income before tax

Net income

2,064 2,102 (38) (135) 269 (157) (79)

1,933 1,840 93 2 412 19 35

2,188 1,418 770 699 976 679 628

7% 14% N/A N/A (35%) N/A N/A

(6%) 48% N/A N/A (72%) N/A N/A

Margin (%)

Gross margin

Operating margin

EBITDA margin

Net margin

(2) (7) 13 (4)

35 32 45 29

5 0 21 2

(7) (7) (8) (6)

(37) (39) (32) (33)

Source: Unaudited, Company financials

K GAAP (Consolidated)

Q1 05 Balance Sheet

KRW bn Q1 05 Q4 04 Q1 04 QoQ change YoY change

11,035 1,350 737 5,351 551 2,479 5,684 30

10,357 1,361 805 4,585 694 1,985 5,772 23

7,287 542 379 3,741 570 1,352 3,546 39

7% (1%) (8%) 17% (21%) 25% (2%) 7

51% 149% 94% 43% (3%) 83% 60% (9)

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

K GAAP (Consolidated)

Source: Unaudited, Company financials

Q1 05 Cash Flow

KRW bn Q1 05 Q4 04 Q1 04 QoQ change YoY change

(79) 415 17 (270) 83 (453) (370) 359 (11)

35 384 (74) (198) 147 (473) (326) 475 149

628 283 5 (173) 743 (730) 13 25 38

(114) 31 91 (72) (64) 20 (44) (116) (160)

(707) 132 12 (97) (660) 277 (383) 334 (49)

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Net change in cash

K GAAP (Consolidated)

Source: Unaudited, Company financials

Performance Highlights

Shipments and ASP Total K m² * ASP**/m² (US$)

2,500 $4,000 $3,512 $3,554 $3,500 $2,857 2,000

$3,000 $2,500 1,500 $2,304 $2,085 $2,000 1,000

958 771 $1,500 561 560 531 $1,000 500 $500 0

$0 Q4 Q3 Q2 Q1 04 Q1 05 Total K m² ASP/m²

Source: Company financials

* Net display area shipped

**Quarterly average selling price per square meter of net display area shipped

Revenue: Product Mix

4%

5%

4%

100%

14%

22%

15%

80%

26%

18%

27%

60%

40%

56%

53%

56%

20%

0%

Q4 04

Q1 04

Q1 05

TV

NBPC

MNT

APPL

Source: Company financials

Q1 05 Capacity Update

P6 input capacity averaged 55K per month for the quarter

Unit: Quarterly input capacity

by Area (K m²)

1800

1500

P6

1200

900

P5

600

P4

P1~P3

0

Q404

Q304

Q204

Q104

Q105

Source: Company financials

Cash ROIC

EBITDA margin

Cash ROIC

39%

36%

35%

16%

13%

52%

54%

Q1 05

2004

2003

2002

2001

42%

35%

13%

Sales / IC*

157%

146%

126%

108%

2004

2003

2002

2001

Q1 05

80%

K GAAP (Consolidated)

2004

2003

2002

2001

Q1 05

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period ; 3mo 05 ratios are annualized

Outlook

Outlook

Capex schedule (KRW bn)

Total Shipments per m2

Q1 05 vs. Q2 05

: Double digit (%)

ASP per m2

End of Q1 05 vs. End of Q2 05

: Single digit (%)

EBITDA Margin

Q2 05: Mid to high teens

4,580

3,818

3,144

2,212

1,265

1,436

2005(E)

2004

P6

Others

P7

Source: Company financials, Delivery base

Board Of Directors Audit Committee Remuneration

Committee Outside Director Nomination and Corporate Governance Committee

Bon Joon Koo JRD, Vice Chairman & CEO Ad Huijser Chairman of

The Board of Directors Ron H. Wirahadiraksa JRD, President & CFO

Ingoo Han Director Bart Van Halder Director Doug Dunn Director

Dongwoo Chun Director Hee Gook Lee Director Bong Sung Oum

Director Audit Committee Outside Directors

Questions and Answers

Appendix

US GAAP Income Statement

KRWbn Q1 05 Q4 04 Q1 04 QoQ change YoY change

2,064 2,090 (26) (126) 272 (148) (95) 2,188 1,412

776 708 977 691 640 1,933 1,823 110 14 429 41 56

7% 15% N/A N/A (37%) N/A N/A (6%) 48% N/A

N/A (72%) N/A N/A Revenue COGS Gross profit

Operating income EBITDA Income before tax Net income

Margin (%)

35 32 45 29 6 1 22 3 (7) (7) (9) (7) (37) (38) (31) (34)

Gross margin Operating margin EBITDA margin

Net margin (1) (6) 13 (5)

Source: Unaudited, Company financials

US GAAP Balance Sheet

KRW bn Q1 05 Q4 04 Q1 04 QoQ change YoY change

10,933 1,350 737 5,365 552 2,488 5,568 30

7,159 542 377 3,748 571 1,359 3,411 41

10,262 1,361 804 4,599 696 1,993 5,663 23

7% (1%) (8%) 17% (21%) 25% (2%) 7

53% 149% 95% 43% (3%) 83% 63% (10)

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

Source: Unaudited, Company financials

US GAAP Cash Flow

KRW bn Q1 05 Q4 04 Q1 04 QoQ change YoY change

640 272 1 (154) 759 (731) 28 10 38

(95) 405 15 (242) 83 (453) (370) 359 (11)

(151) 29 81 (44) (85) 25 (60) (100) (160)

(735) 133 14 (88) (676) 278 (398) 349 (49)

56 376 (66) (198) 168 (478) (310) 459 149

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Net change in cash

Source: Unaudited, Company financials

Net Income Reconciliation to US GAAP

KRW bn Q1 05 Q4 04

Net income under K GAAP (79) 35

US GAAP adjustments (16) 21

Depreciation of PP&E (1) (1)

Amortization of IPR 12 10

Adjustment of AR discount loss (1) 0

Capitalization of financial interests 1 4

Inventory valuation effect of US GAAP adjustments (1) 0

Cash flow hedge account 0 0

Pension expense 1 (1)

Income tax effect of US GAAP adjustments (26) (1)

Others (ESOP, etc) (1) 10

Net income under US GAAP (95) (56)

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW bn) Q1 05 Q4 04 Q1 04 QoQ change YoY change

1. Net income (79) 35 628 (114) (707)

2. Interest expense 21 16 18 5 3

3. Interest income 9 7 4 2 5

4. Provision (benefit) for income taxes (79) (16) 51 (63) (130)

5. Depreciation of PP&E 403 373 272 30 131

6. Amortization of intangible asset 12 11 11 1 1

7. Amortization of debt issuance cost 0 0 0 0 0

EBITDA (1+2-3+4+5+6+7) 269 412 976 (143) (707)

US GAAP (KRW bn) Q1 05 Q4 04 Q1 04 QoQ change YoY change

1. Net income (95) 56 640 (151) (735)

2. Interest expense 23 17 17 6 6

3. Interest income 9 7 4 2 5

4. Provision (benefit) for income taxes (53) (14) 51 (39) (104)

5. Depreciation of PP&E 403 374 270 29 133

6. Amortization of intangible asset 2 2 2 0 0

7. Amortization of debt issuance cost 1 1 1 0 0

EBITDA (1+2-3+4+5+6+7) 272 429 977 (157) (705)

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG.Philips LCD makes

Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 11, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer